Mail Stop 7010
May 25, 2007
Via EDGAR AND OVERNIGHT MAIL
Rufus Decker
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549-0510

RE:	Form 10-K for the Fiscal Year ended September 30, 2006
For 10-Q for the Fiscal Quarter ended December 31, 2006
File No. 1-8137
Dear Mr. Decker:
          On behalf of American Pacific Corporation, a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2007 (the “Staff Letter”) with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2006 and the Form 10-Q for the period ended December 31, 2006.
          For the Staff’s convenience, we are also sending in paper format, by hand delivery, copies of this letter and the exhibits referred to herein. All supplemental materials enclosed with this letter are included in paper format only and have not been transmitted via EDGAR.
          The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Staff Letter. We have incorporated the text of the Staff’s comments into this response letter in italicized type and have followed each comment with the Company’s response in regular type. References in the letter to “we,” “our” or “us” means the Company, unless otherwise specified.

3770 HOWARD HUGHES PARKWAY • SUITE 300 • LAS VEGAS, NEVADA 89109 PHONE (702) 735-2200 • FAX (702) 735-4876

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Form 10-K for the year ended September 30, 2006
General
Comment 1.
Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.
Response 1.
We have provided the requested disclosure or other revisions to the Staff’s comments in our responses below and will revise our disclosures on a prospective basis. We have included the requested revised disclosures in our recently filed quarterly report on Form 10-Q for the quarter ended March 31, 2007 (“Second Quarter 10-Q”). Descriptions of the specific revisions made to our disclosures are included in our responses below. Disclosures and responses which include dollar amounts are stated in thousands of dollars.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Comment 2.
Please enhance your management’s discussion and analysis disclosures for each business segment by quantifying the individual reasons for significant changes in revenues and gross margins in terms of the amount of increase or decrease due to prices and volume and include an explanation of the underlying reasons for the changes. Please also quantify the amount of increases or decreases in operating expenses for each segment and include a quantification of the underlying reasons for the changes where practicable. Please refer to Item 303 of Regulation S-K.
Response 2.
We have revised our Results of Operations section in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to include the information requested by the Staff. For your reference, Supplement 1, contains the relevant excerpt from our Second Quarter 10-Q, which has been substantially revised to contain quantification and explanation for variances in segment revenues, gross margins and operating expenses.

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Item 9A. Controls and Procedures, page 51
Comment 3.
You state that disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Please note that you have provided an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition to clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures were effective or ineffective, whichever the case may be, without providing any part of the definition.
Response 3.
We have revised our disclosures included in our Second Quarter 10-Q regarding Controls and Procedures as follows:
ITEM 4. CONTROLS AND PROCEDURES
(a) Evaluation of disclosure controls and procedures
Based on their evaluation as of March 31, 2007, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of such date to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported within the time periods specified in the Securities & Exchange Commission’s rules and forms.
(b) Changes in internal controls
There were no changes in our internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Financial Statements
Note 2 – Acquisitions, page F-10
Comment 4.
Please present a condensed balance sheet that discloses the amount assigned to each major asset and liability acquired from the AFC business of GenCorp. Please refer to paragraph 51 (e) of SFAS 141.
Response 4.
We have revised our disclosures to included in Note 2, “Acquisition”, of our Second Quarter 10-Q to include the following information requested by the Staff.
2. ACQUISITIONS
(In Part)
This acquisition was accounted for using the purchase method of accounting, under which the total purchase price was allocated to the fair values of the assets acquired and liabilities assumed. We engaged outside consultants to assist in the valuation of property, plant and equipment and intangible assets. As of September 30, 2006, the allocation of the purchase price and the related determination of the useful lives of property, plant and equipment were preliminary and subject to change based on the then pending final valuation report. As a result of the final valuation report, during the first quarter of fiscal 2007, we recorded a reclassification of $2,986 of assigned purchase price from intangible assets to property, plant and equipment, and finalized our estimates of the related remaining useful lives.
The following table indicates the amounts assigned to each major asset and liability caption of AFC as of the acquisition date:

Accounts Receivable	$7,746
Inventories	15,941
Other Current Assets	123
Property, Plant and Equipment	114,494
Customer relationships, average life of 5.5 years	7,957
Backlog, average life of 1.5 years	2,287
Other Assets	382

Total Assets Acquired	148,930

Accounts Payable and Accrued Liabilities	11,967
Deferred Revenues and Customer Deposits	2,549
Long-term Liabilities	1,003
Total Liabilities Assumed	15,519

Purchase Price	$133,411

Intangible assets, consisting of customer relationships and existing customer backlog, have definite lives and will be amortized over their estimated useful lives using the straight-line method.

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Note 10 – Employee Benefit Plans, page F-19
Comment 5.
You refer to investment advisors with whom you consulted in developing the assumed expected long-term rate of return on plan assets. Please identify the investment advisors. Alternatively, you may delete this reference. Please make similar revisions to the pension benefit disclosures in your critical accounting policies.
Response 5.
In future filings, we will revise our disclosures to reflect the information requested by the Staff. Specifically, we will remove the references to our investment advisor in our footnote and critical accounting policies.
Comment 6.
You have a target allocation of 70% equities and 30% debt securities in your defined benefit pension plans. However, your actual allocations as of September 30, 2006 and 2005 included 11% and 24%, respectively of other assets. Please disclose what the other assets represent and the risks associated with other assets. Please refer to paragraph 5(d) of SFAS 132 (R).
Response 6.
In future filings, we will revise our disclosures to reflect the information requested by the Staff. Please note that since the disclosures regarding plan assets are applicable for annual financial statements only, we have included a revision of Note 10 “Employee Benefit Plans” (in part) to our annual report on Form 10-K for the year ended September 30, 2006 as an example of our future revised disclosures which will remove the category “other” from the asset allocation table and replace it with more clear descriptions of the asset groups.
10. EMPLOYEE BENEFIT PLANS
(In Part)
Pension Plan assets include no shares of our common stock. We developed assumptions for expected long-term returns for each of the plans’ targeted asset classes based on factors that include current market data such as yields/price-earnings ratios, and historical market returns over long periods. Using policy target allocation

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

percentages and the asset class expected returns, a weighted average expected return was calculated. The actual and target asset allocation for the Pension Plan is as follows at September 30:

	Target	Actual
	2006	2006	2005

Equity securities	70%	62%	62%
Debt securities	30%	27%	14%
Cash and money market funds	0%	11%	19%
Mortgage-backed securities	0%	0%	5%

Total	100%	100%	100%

Note 11 – Commitments and Contingencies, page F-21
Comment 7.
You have recorded $26 million in environmental remediation reserves to date related to the Henderson site. You disclosure that your environmental remediation reserve estimates may be subject to material adjustment upward or downward in future periods. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. If applicable, please disclosure any reasonably possible additional loss or a range of reasonably possible additional losses. Please refer to Question 4 in SAB Topic 5:Y.
Response 7.
We have revised our disclosures included in Note 8, “Commitments and Contingencies”, of our Second Quarter 10-Q to include the following information requested by the Staff.
8. COMMITMENT AND CONTINGENCIES
(In Part)
Henderson Site Environmental Remediation Reserve –
(In Part)
We accrue for anticipated costs associated with environmental remediation that are probable and estimable. On a quarterly basis, we review our estimates of future costs that could be incurred for remediation activities. In some cases, only a range of reasonably possible costs can be estimated. In establishing our reserves, the most probable estimate is used; otherwise, we accrue the minimum amount of the range. As of March 31, 2007, the aggregate range of anticipated environmental remediation costs was from approximately $13,000 to approximately $19,500, and the accrued amount was $16,057.

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Comment 8.
You disclose that you completed the construction of an environmental remediation facility in December 2006. Please tell us whether you have recorded an asset retirement obligation for the projected costs to retire this asset. Please also provide the disclosures required by SFAS 143 and FIN 47.
Response 8.
Certain of our remediation facility infrastructure is located on city or county lands under operating permits. In general terms, these permits do require that we return the property to its original condition upon expiration of the operating permits. We anticipate that this will be a relatively simple process, involving the removal, hauling and disposal of items such as piping, electrical and concrete. We have estimated the total cost of these activities to range from $150 to $275, which represents less than 1% of the total project cost. Accruals for asset retirement obligations associated with our remediation activities are included within our reserves for environmental remediation.
We have revised our disclosures included in Note 8, “Commitments and Contingencies”, of our Second Quarter 10-Q to include the following information requested by the Staff.
8. COMMITMENT AND CONTINGENCIES
(In Part)
Henderson Site Environmental Remediation Reserve –
(In Part)
During our fiscal 2005 third quarter, we recorded a charge for $22,400 representing our estimate of the probable costs of our remediation efforts at the Henderson Site, including the costs for equipment, operating and maintenance costs, and consultants. Key factors in determining the total estimated cost include an estimate of the speed of groundwater entering the treatment area, which was then used to estimate a project life of 45 years, as well as estimates for capital expenditures and annual operating and maintenance costs. The project consists of two primary phases; the initial construction of the remediation equipment and the operating and maintenance phase. During our fiscal 2006, we increased our total cost estimate of probable costs for the construction phase by $3,600 due primarily to changes in the engineering designs, delays in receiving permits and the resulting extension of construction time. We commenced the construction phase in late fiscal 2005, completed an interim system in June 2006, and completed the permanent facility in December 2006. In addition, to the operating and maintenance costs, certain remediation activities are conducted on public lands under operating permits. In general, these permits require us to return the land to its original condition at the end of the permit period. Estimated costs associated with removal of remediation equipment from the land are not material and are included in our range of estimated costs. These estimates are based on information currently available to us and may be subject to material adjustment upward or downward in future periods as new facts or circumstances may indicate.

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Note 12 – Segment Information, page F-26
Comment 9.
On page 23 you disclose that the top five customers of AMPAC Fine Chemicals accounted for 97% of its revenues in 2006. Please disclose the amount of revenues for each customer that accounts for 10% or more of your enterprises revenues. Please refer to paragraph 39 of SFAS 131.
Response 9.
We have revised our disclosures to included in Note 9, “Segment Information”, of our Second Quarter 10-Q to include the following information as requested by the Staff.
9. SEGMENT INFORMATION
(In Part)
Our revenues are characterized by individually significant orders and relatively few customers. As a result, in any given reporting period, certain customers account for more than ten percent of our consolidated revenues. The following table provides disclosure of the percentage of our consolidated revenues attributed to customers that exceed ten percent of the total in each of the given periods.

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2007	2006	2007	2006

Specialty chemicals customer	18%	26%	14%	20%
Specialty chemicals customer	11%		13%
Fine chemicals customer	26%		15%
Fine chemicals customer	12%		16%
Fine chemicals customer		27%		20%
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

          Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (702) 699-4163 or our counsel, John Campbell of Morrison & Foerster LLP at (415) 268-7197 or Liza Mark of Morrison & Foerster LLP at (415) 268-6959. Thank you for your assistance.

Sincerely,

Dana M. Kelley
Vice President and Chief Financial Officer

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Supplement 1
RESULTS OF OPERATIONS
Revenues

	March 31,		Increase	Percentage
	2007	2006	(Decrease)	Change

Three Months Ended:
Specialty Chemicals	$16,132	$16,479	$(347)	(2%)
Fine Chemicals	22,366	18,931	3,435	18%
Aerospace Equipment	4,465	3,489	976	28%
Other Businesses	626	878	(252)	(29%)

Total Revenues	$43,589	$39,777	$3,812	10%

Six Months Ended:
Specialty Chemicals	$27,922	$21,184	$6,738	32%
Fine Chemicals	39,957	24,103	15,854	66%
Aerospace Equipment	8,441	8,134	307	4%
Other Businesses	2,157	2,841	(684)	(24%)

Total Revenues	$78,477	$56,262	$22,215	39%

Specialty Chemicals revenues decreased modestly during our fiscal 2007 second quarter compared to the prior year quarter largely due to timing of orders. Revenues from Grade I AP experienced a net increase, comprised of an 11% increase in the average price per pound offset by an 8% decrease in volume compared to the prior year quarter. The increase in Grade I AP revenues was offset by Sodium Azide revenue declines of $459 and Halotron revenue declines of $199, each due to lower product volume.
For the six months ended March 31, 2007, Specialty Chemicals revenues have increased 32% driven primarily by Grade I AP sales which reported a 14% increase in average price per pound and a 32% increase in volume.
There are numerous variations of Grade I AP that we produce for our customers at different prices. The increases in average prices for Grade I AP are due to a change in the mix of Grade I AP products sold during the periods. The increases in volume are due to timing between the various periods. We continue to believe that overall volume for fiscal 2007 will be consistent with fiscal 2006.
Fine Chemicals revenues for the second quarter increased $3.4 million versus the prior year second quarter. The increase in revenue is substantially due to production from our new chiral separation facility that was placed in service in the later part of fiscal 2006.
The increase in Fine Chemicals revenues for the six months ended March 31, 2007 compared to the prior year period is a result of the inclusion of six months of operations from AFC in the fiscal 2007 period while the prior year period includes four months. AFC was acquired on November 30, 2005.
The increases in Aerospace Equipment revenues for both the fiscal 2007 second quarter and six month periods are due to higher volumes of production under long-term contracts resulting from strong backlog at the beginning of fiscal 2007. Because our Aerospace Equipment segment records revenue on a percentage-complete basis, revenues typically vary based on the timing of material or sub-assembly receipts for the various contracts.

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

Cost of Revenues and Gross Margin

	March 31,		Increase	Percentage
	2007	2006	(Decrease)	Change

Three Months Ended:
Revenues	$43,589	$39,777	$3,812	10%
Cost of Revenues	27,378	27,218	160	1%

Gross Margin	16,211	12,559	3,652	29%

Gross Margin Percentage	37%	32%

Six Months Ended:
Revenues	$78,477	$56,262	$22,215	39%
Cost of Revenues	49,358	39,357	10,001	25%

Gross Margin	29,119	16,905	12,214	72%

Gross Margin Percentage	37%	30%
Cost of sales increased during the quarter and six months ended March 31, 2007 compared to the prior year periods due to the increase in sales. However, cost of revenues increased at a lower rate than revenues, and as a result, our consolidated gross margin percentages improved. The following factors contributed to the changes in gross margin percentages:
•	Specialty Chemicals segment gross margin percentage improved three points for the quarter and four points for the six months ended March 31, 2007 compared to the prior year periods due to product mix. During the 2007 periods, our more profitable perchlorate products accounted for a greater percentage of volume than in the prior year periods.

•	Fine Chemicals segment gross margin percentage improved ten points for the quarter and eleven points for the six months ended March 31, 2007 compared to the prior year periods due to better production efficiency that resulted from the segment’s continuous improvement initiatives.

•	Aerospace Equipment segment gross margin improved four points for the quarter and five points for the six months ended March 31, 2007 compared to the prior year periods primarily due to the fiscal 2007 periods included a greater volume of standard production thruster work compared to the prior periods that included more development activities.

•	Gross margin dollars from our Other Businesses segment was consistent for the periods presented.
Operating Expenses

	March 31,		Increase	Percentage
	2007	2006	(Decrease)	Change

Three Months Ended:
Operating Expenses	$10,091	$10,816	$(725)	(7%)
Percentage of Revenues	23%	27%

Six Months Ended:
Operating Expenses	$18,604	$16,281	$2,323	14%
Percentage of Revenues	24%	29%
For the quarter ended March 31, 2007, the decrease in operating expenses compared to the prior year period is attributed to a decrease in corporate expenses of $1,237. The most significant component of the decline in corporate expenses is a reduction in legal expenses of approximately $900. The prior year quarter included additional legal expenses associated with the renegotiation of our long-term contract with ATK.

Rufus Decker
United States Securities and Exchange Commission
May 25, 2007

For the six months ended March 31, 2007, the increase in operating expenses of $2,323 compared to the prior period includes:
•	An increase in Fine Chemicals segment operating expenses of $2,603 because the 2007 period includes six months of operations compared to four months of operations in the prior year period.

•	An increase in Aerospace equipment segment operating expenses of $507. The most significant factor contributing to the increase was higher bid and proposal costs on potential new contract awards.

•	An increase in Specialty Chemical operating cost, with most significant components being an increase in insurance of $456 and contract administration costs of $287.

•	A decrease in corporate expenses of $1,709 due to the above mentioned reduction in legal expenses.
Segment Operating Profit (Loss)

	March 31,		Increase	Percentage
	2007	2006	(Decrease)	Change

Three Months Ended:
Specialty Chemicals	$6,418	$6,532	$(114)	(2%)
Fine Chemicals	2,926	(275)	3,201	NM
Aerospace Equipment	111	58	53	91%
Other Businesses	154	154	—	0%

Segment Operating Profit	9,609	6,469	3,140	49%
Corporate Expenses	(3,489)	(4,726)	(1,237)	26%
Environmental Remediation Charges	—	(2,800)	(2,800)	100%

Operating Income (Loss)	$6,120	$(1,057)	$7,177	NM

Six Months Ended:
Specialty Chemicals	$9,911	$6,952	$2,959	43%
Fine Chemicals	5,845	676	5,169	765%
Aerospace Equipment	297	319	(22)	(7%)
Other Businesses	747	671	76	11%

Segment Operating Profit	16,800	8,618	8,182	95%
Corporate Expenses	(6,285)	(7,994)	(1,709)	21%
Environmental Remediation Charges	—	(2,800)	(2,800)	100%

Operating Income (Loss)	$10,515	$(2,176)	$12,691	NM

NM = Not Meaningful
Segment operating profit includes all sales and expenses directly associated with each segment. Environmental remediation charges, corporate general and administrative costs and interest are not allocated to segment operating results. Fluctuations in segment operating profit are driven by changes in segment revenues, gross margins and operating expenses, each of which is discussed in greater detail above.